

02003420

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BD 3/6

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 47912

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
MAR 01 2002
143
WASH DC SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kuehl Capital Corporation

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9290 West Dodge Road, Suite 303
(No. and Street)

Omaha	NE	68114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David C. Kuehl (402) 391-7977
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frankel, Zacharia, Arnold, Nissen, Stamp, & Reinsch, LLC
(Name — *if individual, state last, first, middle name*)

11404 West Dodge Road, Suite 700	Omaha	NE	68154
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David C. Kuehl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kuehl Capital Corporation, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public



STATE OF
GENERAL
NOTARY
NEBRASKA
KENNETH PATORA
MY COMMISSION EXPIRES
May 30, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRANKEL, ZACHARIA, ARNOLD,
NISSEN, STAMP & REINSCH, LLC

Certified Public Accountants

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, Nebraska 68154-2576

Dean E. Frankel
Richard G. Zacharia
Gene E. Arnold
James L. Nissen
Wesley J. Stamp
Paul W. Reinsch, Jr.
William A. Startzer
Michael N. Abramson

Telephone	402/496-9100
Facsimile	402/496-1024
Email	fza@fzacpa.com
Website	www.fzacpa.com

January 17, 2002

Board of Directors and Stockholders
Kuehl Capital Corporation
Omaha, Nebraska

We hereby consent to the use of the audited financial statements of Kuehl Capital Corporation as of December 31, 2001 and 2000 and for the years then ended as needed for licensing and other purposes.

Frankel, Zacharia, Arnold, Nissen, Stamp & Reinsch LLC

Frankel, Zacharia, Arnold, Nissen, Stamp & Reinsch, LLC

KUEHL CAPITAL CORPORATION

Financial Statements
December 31, 2001 and 2000
(With Independent Auditor's Report)

KUEHL CAPITAL CORPORATION

Table of Contents

	Page Number
Independent Auditor's Report on Financial Statements	1
Financial Statements:	
Balance Sheet	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Independent Auditor's Report on Additional Information	9
Additional Information:	
Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934	10
Reconciliation of Net Capital and Aggregate Indebtedness per Audit Report to Client's FOCUS Report	11
Information Relating to Possession or Control Requirements	12
Computation of Reserve Requirement	13
Independent Auditor's Report on Internal Control	14-15

FRANKEL, ZACHARIA, ARNOLD,
NISSEN, STAMP & REINSCH, LLC

Certified Public Accountants

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, Nebraska 68154-2576

Dean E. Frankel
Richard G. Zacharia
Gene E. Arnold
James L. Nissen
Wesley J. Stamp
Paul W. Reinsch, Jr.
William A. Startzer
Michael N. Abramson

Telephone 402/496-9100
Facsimile 402/496-1024
Email fza@fzacpa.com
Website www.fzacpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Kuehl Capital Corporation
Omaha, Nebraska

We have audited the accompanying balance sheets of Kuehl Capital Corporation as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted accounting standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kuehl Capital Corporation as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Frankel, Zacharia, Arnold, Nissen, Stamp & Reinsch LLC

January 17, 2002

KUEHL CAPITAL CORPORATION

Balance Sheets

December 31	2001	2000
ASSETS		
Current assets		
Cash and cash equivalents	$ 75,704	34,851
Investment	59,100	59,100
Other	2,225	2,164
Notes receivable from stockholders (note 3)	121,500	121,500
Total current assets	**258,529**	**217,615**
Property and equipment, at cost		
Furniture and equipment	65,437	62,696
Vehicles	78,358	74,977
Less accumulated depreciation	(75,889)	(61,900)
Net property and equipment	**67,906**	**75,773**
TOTAL ASSETS	**$ 326,435**	**293,388**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	13,861	20,247
Accrued liabilities	23,285	2,914
Total current liabilities	**37,146**	**23,161**
Notes payable to stockholders (note 3)	121,500	121,500
Total liabilities	**158,646**	**144,661**
Stockholders' equity	**167,789**	**148,727**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 326,435**	**293,388**

See accompanying notes to financial statements.

KUEHL CAPITAL CORPORATION

Statements of Income

Years ended December 31	2001	2000
Revenues		
Bond income	$ 2,622,070	1,152,100
Warrant income	1,841,413	1,508,501
Interest income	245,644	129,883
Total revenues	**4,709,127**	**2,790,484**
Costs and expenses		
Salaries	454,800	438,000
Broker-dealer service	36,000	36,000
Rent	29,099	33,300
Employee benefit plans (note 5)	79,362	69,831
Professional fees	11,680	11,400
SID processing services	37,673	27,000
Depreciation	33,542	28,871
Payroll taxes and benefits	21,419	18,967
Insurance	23,600	19,213
Computer	450	552
Office supplies and expenses	8,116	6,198
Telephone	8,061	7,460
Licenses and fees	4,934	5,237
Charitable	24,200	29,550
Dues and subscriptions	2,061	1,702
Vehicle	2,399	2,257
Bank service fees/bonding	966	811
Meals and entertainment	143	1,012
Miscellaneous	8,214	5,795
Total costs and expenses	**786,719**	**743,156**
NET EARNINGS	**$ 3,922,408**	**2,047,328**

See accompanying notes to financial statements.

KUEHL CAPITAL CORPORATION

Statement of Changes in Stockholders' Equity

Years ended December 31, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 1999	**$ 1,000**	**122,442**	**106,208**	**229,650**
Net income	--	--	2,047,328	2,047,328
Distributions to stockholders	--	--	(2,128,251)	(2,128,251)
Balance at December 31, 2000	**1,000**	**122,442**	**25,285**	**148,727**
Net income	--	--	3,922,408	3,922,408
Distributions to stockholders	--	--	(3,903,346)	(3,903,346)
Balance at December 31, 2001	**$ 1,000**	**122,442**	**44,347**	**167,789**

Common stock
$1.00 par value
10,000 shares authorized
1,000 shares issued and outstanding

See accompanying notes to financial statements.

KUEHL CAPITAL CORPORATION

Statements of Cash Flows

Years ended December 31	2001	2000
Increase (decrease) in cash and cash equivalents		
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 3,922,408	2,047,328
Reconciling adjustments		
Depreciation	33,542	28,871
Increase (decrease) in operating assets		
Other	(61)	250
(Increase) decrease in operating liabilities		
Accounts payable	(6,386)	11,637
Accrued liabilities	20,371	213
Net cash provided by operating activities	**3,969,874**	**2,088,299**
Cash flows from investing activities		
Purchase of investment	--	(59,100)
Purchase of property and equipment	(25,675)	(24,818)
Net cash used by investing activities	**(25,675)**	**(83,918)**
Cash flows from financing activities		
Distributions to stockholders	(3,903,346)	(2,128,251)
Net cash used by financing activities	**(3,903,346)**	**(2,128,251)**
Net increase (decrease) in cash and cash equivalents	**40,853**	**(123,870)**
Cash and cash equivalents at beginning of year	34,851	158,721
Cash and cash equivalents at end of year	**$ 75,704**	**34,851**

Supplemental noncash disclosure
During 2000, notes receivable from stockholders of $121,500 were issued in exchange for $121,500 of notes payable to stockholders.

See accompanying notes to financial statements.

1. **Organization and business**

Kuehl Capital Corporation is a Nebraska corporation that operates as a registered broker-dealer providing services relating to Sanitary and Improvement District (SID) warrants and bonds.

2. **Significant accounting and reporting policies**

This summary of significant accounting policies of Kuehl Capital Corporation is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

A. Basis of accounting

The Company prepares its financial statements on the accrual basis using U.S. generally accepted accounting principles.

B. Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

C. Property and equipment

All property and equipment is recorded at cost. Depreciation and amortization are computed using straight-line and accelerated methods over the estimated useful lives of the related assets. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any resulting gain or loss on disposition is reflected in operations. Repairs and maintenance are expensed as incurred; expenditures for additions, improvements and replacements are capitalized.

D. Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

E. Investments

Investments are stated at estimated fair values, which consist of an escrow deposit for a future public offering.

2. **Summary of Significant Accounting Policies continued**

F. Income taxes

The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. The income of the Company is passed through to the stockholders who report it on their tax returns. Therefore, there is no provision or liability for income taxes reflected in these financial statements.

3. **Notes receivable/payable to stockholders**

The Company's stockholders are party to a Secured Demand Note Collateral Agreement for Equity Capital in which the stockholders loaned the company $121,500 that is due July 20, 2010. In lieu of a cash receipt, the Company issued demand notes receivable from the stockholders. Neither the notes payable or notes receivable bear interest.

4. **Net Capital Requirements**

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $100,000. At December 31, 2001 , the Company's net capital, as defined, was $160,058.

5. **Employee benefit plans**

The Company funds a money purchase pension plan and a profit-sharing plan for all eligible employees. Employees are eligible to participate in the plans if they are over 21 years of age and have been employed by the Company for one year of service. The employer contribution for the money purchase plan is 10%. Contributions to the profit sharing plan are determined from year-to-year. Total employer contributions to the plans in 2001 and 2000 were $79,362 and $69,831 respectively.

6. **Commitment**

The Company has an operating lease for office space. The lease calls for annual rental payments of approximately $32,000 and expires in April 2003. Rental expense incurred during 2001 and 2000 related to this lease was $ 29,099 and $33,300 respectively.

Continued

7. Stockholders' Agreement

The Company and its two stockholders are party to a Common Stock Purchase Agreement providing for restriction on the transfer of stock including the right-of-first-refusal to purchase shares offered for sale by either of the stockholders.

In the event of death of a stockholder, the Company is required to purchase, and the decedent's estate obligated to sell, all shares of the Company owned by the decedent. The price to be paid for the stock will be the greater of net book value of the stock or a value determined on an annual basis by the stockholders. As of December 31, 2001 this value was determined to be $2,500 per share. The Company currently does not maintain adequate life insurance coverage to meet this contingent liability.

FRANKEL, ZACHARIA, ARNOLD,
NISSEN, STAMP & REINSCH, LLC
Certified Public Accountants

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, Nebraska 68154-2576

Dean E. Frankel
Richard G. Zacharia
Gene E. Arnold
James L. Nissen
Wesley J. Stamp
Paul W. Reinsch, Jr.
William A. Startzer
Michael N. Abramson

Telephone 402/496-9100
Facsimile 402/496-1024
Email fza@fzacpa.com
Website www.fzacpa.com

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

To the Board of Directors of
Kuehl Capital Corporation
Omaha, Nebraska

We have audited the accompanying financial statements of Kuehl Capital Corporation as of and for the year ended December 31, 2001 , and have issued our report thereon dated January 17, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule of computation of aggregate indebtedness and net capital in accordance with rule 15c3-1 under the Securities Exchange Act of 1934, and the reconciliation of net capital and aggregate indebtedness to Client's FOCUS Report are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frankel, Zacharia, Arnold, Nissen, Stamp & Reinsch LLC

January 17, 2002

KUEHL CAPITAL CORPORATION

Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 Under The Securities Exchange Act of 1934

December 31, 2001	
Aggregate Indebtedness	
Total liabilities	$ 158,646
Deduct non-qualifying liabilities:	
Notes payable to stockholders	121,500
Other secured liabilities	21,015
Net aggregate indebtedness	**$ 16,131**
Net capital	
Common stock	1,000
Additional paid-in capital	122,442
Retained earnings	44,347
	167,789
Deduct non-allowable assets:	
Investments	(59,100)
Property and other assets, net of accumulated depreciation and amortization	(67,906)
Prepaid expenses and receivables	(2,225)
Add nonqualifying liabilities:	
Notes payable to stockholders	121,500
	(7,731)
Net Capital	**$ 160,058**
Capital requirements	
Minimum dollar requirement	100,000
Net capital exceeding requirements	60,058
Net Capital	**$ 160,058**
Percentage of net capital to required capital	**160.1%**
Percentage of aggregate indebtedness to net capital	**10.1%**

KUEHL CAPITAL CORPORATION

Reconciliation of Net Capital and Aggregate
Indebtedness Per Audit Report to Client's Focus Report

December 31, 2001

Aggregate indebtedness per audit report	$ 16,131
Aggregate indebtedness per FOCUS Report	16,131
Difference	--
Net capital per audit reports	160,058
Net capital per FOCUS Report	160,058
Difference	$ --

KUEHL CAPITAL CORPORATION
Information Relating to Possession or
Control Requirements

December 31, 2001

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2ii.

KUEHL CAPITAL CORPORATION
Computation of Reserve Requirement

December 31, 2001

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2ii.

FRANKEL, ZACHARIA, ARNOLD,
NISSEN, STAMP & REINSCH, LLC

Certified Public Accountants

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, Nebraska 68154-2576

Dean E. Frankel
Richard G. Zacharia
Gene E. Arnold
James L. Nissen
Wesley J. Stamp
Paul W. Reinsch, Jr.
William A. Startzer
Michael N. Abramson

Telephone 402/496-9100
Facsimile 402/496-1024
Email fza@fzacpa.com
Website www.fzacpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors and Stockholders
Kuehl Capital Corporation
Omaha, Nebraska

In planning and performing our audit of the financial statements and additional information of Kuehl Capital Corporation for the year ended December 31, 2001 , we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against losses from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our considerations of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 , to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Frankel, Zacharia, Arnold, Miller, Stamp & Remick LLC

Omaha, Nebraska
January 17, 2002